UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
FREEDOM RESOURCES ENTERPRISES, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

35644U408

(CUSIP Number)

Latin-American Fuels Corporation
Attn: Fernando T. Casas
Carrera 1 No. 68-27 Of. 201
 Bogota, Colombia
011 (571) 549-7027

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	name of reporting person i.r.s. identification no. of above person (entities only) Latin-American Fuels Corporation
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization British Virgin Islands
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 9,000,000 shares
	9	sole dispositive power 0 shares
	10	shared dispositive power 9,000,000 shares
11	aggregate amount beneficially owned by each reporting person 9,000,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 17.8%
14	type of reporting person* CO

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1	name of reporting person i.r.s. identification no. of above person (entities only) Fernando T. Casas
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* N/A
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Colombia, South America
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 9,000,000 shares
	9	sole dispositive power 0 shares
	10	shared dispositive power 9,000,000 shares
11	aggregate amount beneficially owned by each reporting person 9,000,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 17.8%
14	type of reporting person* IN

ii

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Freedom Resources Enterprises, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4265 San Felipe Street, Suite 1100, Houston, TX 77027.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D Statement is hereby filed jointly by Latin-American Fuels Corporation, a British Virgin Islands corporation (“Latin-American”), and Fernando T. Casas (collectively, the “Reporting Persons).

Mr. Casas is the President and a principal shareholder of Latin-American.  Due to his relationship to Latin-American, Mr. Casas may be deemed to have shared voting and investment power with respect to, and as a result, have shared beneficial ownership of, the shares of Common Stock owned by Latin-American.  Mr. Casas, however, disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

Mr. Casas is a citizen of Colombia.

The principal business address of each Reporting Person is Carrera 1 No. 68-27 Of. 201,  Bogota, Colombia.

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 10, 2010, Latin-American acquired 9,000,000 shares of Common Stock (the “Shares”) for an aggregate price of $17,751.48.  The source of the funds used to purchase the Shares was a loan from LIFE Power & Fuels, LLC, (“LIFE”) to Latin-American in the amount of $17,751.48, which is evidenced by a promissory note dated June 10, 2010.  The promissory note matures on June 15, 2012 and it accrues interest at an interest rate of 2% per annum.

ITEM 4.  PURPOSE OF TRANSACTION.

On June 10, 2010, Latin-American entered into a Stock Purchase Agreement with LIFE, Daniel Carlson (“Carlson”), Renée Grossman (“Grossman”) and the Edward P. Mooney and the Theresa M. Mooney Revocable Living Trust (“ the Mooney Trust”, and collectively with Latin-American, Carlson and Grossman, the “Purchasers”), pursuant to which LIFE sold an aggregate of 11,700,000 shares of Common Stock to the Purchasers for an aggregate purchase price of $23,076.96 in a privately-negotiated transaction.  Latin-American, Grossman, Carlson and the Mooney Trust purchased 9,000,000, 1,500,000, 600,000 and 600,000 shares of Common Stock, respectively, from LIFE in the transaction.  The sales were made in transactions that were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and each Purchaser represented to LIFE that such Purchaser understood that the offering and sale of the Shares to such Purchaser was intended to be exempt from registration under the Securities Act and exempt from registration or qualification under any state law.

On June 10, 2010, Latin-American also entered into a Repurchase Agreement with the Issuer, pursuant to which the parties agreed that the Shares constitute restricted stock and are subject to forfeiture and repurchase.  One-third of the Shares vested immediately, one-third of the Shares will vest on the June 10, 2011 and the remaining one-third of the Shares will vest on June 10, 2012.  The Issuer has the right but not the obligation to purchase the unvested shares from Latin-American in certain  circumstances.

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Except to the extent provided in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, at the close of business on June 10, 2010, the Issuer had 50,700,000 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have shared power to vote and direct the disposition of, and therefore beneficially own, 9,000,000 shares of Common Stock, which constitutes approximately 17.8% of the outstanding shares.  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Agreement of Joint Filing, dated as of June 22, 2010 by and between Fernando T. Casas and Latin-American Fuels Corporation.*

2
Stock Purchase Agreement, dated June 10, 2010 by and among LIFE Power & Fuels LLC, Daniel Carlson, Renée Grossman, the Edward P. Mooney and Theresa M. Mooney Revocable Living Trust and Latin-American Fuels Corporation. *

3	Repurchase Agreement, dated June 10, 2010 by and between Latin-American Fuels Corporation and Freedom Resources Enterprises, Inc. *

* Filed herewith.

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2010	Latin-American Fuels Corporation

	By:	/s/ Fernando T. Casas
President

Dated: June 22, 2010		/s/ Fernando T. Casas
Fernando T. Casas